April 17, 2012

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Chrysler Group LLC – Form 10-K for the Year Ended December 31, 2011

(File No. 000-54282)

Dear Ms. Cvrkel:

Chrysler Group LLC (“Chrysler Group” or the “Company”) is submitting this letter in response to the comment letter dated April 13, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) concerning Chrysler Group’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Form 10-K”). To facilitate the Staff’s review, we have included the caption and comment from the Comment Letter in bold text and have provided the Company’s response immediately following the comment. In response to the comment, we have provided confirmation that we will supplement our disclosures in future filings in an effort to address the Staff’s comment and views in a constructive manner, and not because we believe our initial filing of the Form 10-K was deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in our Form 10-K.

Form 10-K for the Year Ended December 31, 2011

Note 16. Share-Based Compensation, page 162

1.	We note from your response to our prior comment two, that in September 2011 you updated the calculation used to determine the total number of Chrysler Group Units to reflect the capital structure changes and you determined that it would be appropriate to convert the Class B Membership interests into Class A Membership Interests assuming they represented a 35% aggregate ownership interest in the Company. In light of the fact that it appears as of December 31, 2011 that Fiat has a 53.5% ownership interest in the Company, please tell us how you determined that the Class B ownership interests represented a 35% ownership interest.

Chrysler Group LLC | 1000 Chrysler Drive | Auburn Hills, MI USA | 48326

Securities and Exchange Commission

April 17, 2012

Response:

We respectfully advise the Staff that at the time the adjustment was made in September 2011, Fiat held both Class A Membership Interests, as well as Class B Membership Interests. As of December 31, 2011, Fiat’s total ownership interest in the Company was 53.5 percent on a fully-diluted basis. This ownership interest was comprised of the Class B Membership Interests which initially represented 20 percent of the aggregate ownership interest in the Company and which increased in 5 percent increments on a fully-diluted basis in connection with the Company’s achievement of each of the first two Class B Events in January and April 2011 without payment of additional cash consideration from Fiat. In addition, in May 2011, concurrent with the repayment of our U.S. Treasury and EDC credit facilities, Fiat exercised its incremental equity call option and acquired an additional 16 percent fully-diluted ownership interest in the Company in the form of Class A Membership Interests. In July 2011, Fiat acquired all of the Class A Membership Interests in the Company held by the U.S. Treasury and the Canadian Government, which in aggregate represented an additional 7.5 percent of the fully-diluted ownership interest in the Company. Accordingly, at the time of the adjustment, Fiat held an aggregate 53.5 percent ownership interest in the Company, represented by Class A Membership Interests (23.5 percent) and Class B Membership Interests (30 percent). Refer to Note 18, Other Transactions with Related Parties, of our audited consolidated financial statements included in our Form 10-K for additional information.

The definition of a Chrysler Group Unit indicates that it represents 1/600th of a Class A Membership Interest on a fully-diluted basis assuming the conversion of the Class B Membership Interests. While the third and final Class B Event had not yet been achieved at the time the adjustment was made, we determined that it was probable that it would be achieved in the near term, and that upon achievement, it would further dilute the outstanding Class A Membership Interests. Therefore, we concluded that it would be appropriate to calculate the number of Chrysler Group Units as if the third and final Class B Event had been achieved, thereby increasing the aggregate membership interest represented by the Class B Membership Interests from 30 percent to 35 percent.

We will supplement our share-based compensation disclosures in future filings to include the details discussed above, as well as those submitted in our prior response to comment two included in your letter to us dated March 30, 2012, related to the adjustments made during September 2011 to the awards issued under our plans.

* * *

Securities and Exchange Commission

April 17, 2012

Any questions or comments with respect to Chrysler Group’s Form 10-K may be communicated to the undersigned at (248) 512-4627 or by email (richard.palmer@chrysler.com). Please send copies of any correspondence relating to this filing to Richard Palmer by email and facsimile (248-512-4649) with the original by mail to Chrysler Group LLC, Attn: Richard K. Palmer, CIMS: 485-11-96, 1000 Chrysler Drive, Auburn Hills, MI 48326.

Very truly yours,

/s/ Richard K. Palmer

Richard K. Palmer

Senior Vice President and

Chief Financial Officer

cc:	Claire Erlanger

(Securities and Exchange Commission)

Holly E. Leese, Esq.

Marjorie Harris Loeb, Esq.

Alessandro Gili

(Chrysler Group LLC)